Board of Directors
Reserve Bancorp, Inc.
Mt. Troy Savings Bank
2000 Mt. Troy Road
Pittsburgh, Pennsylvania 15212

Dear Board Members:

We hereby consent to the use of our firm's name, FinPro, Inc., in the Application for Conversion of Reserve Bancorp, Inc., Pittsburgh, Pennsylvania, and any amendments thereto, and in the Registration Statement on Form SB-2 and any amendments thereto filed by Reserve Bancorp, Inc. We also hereby consent to the use of our firm's name and the inclusion of, summary of, and references to our Appraisal Report and our opinion concerning subscription rights in such filings including the Prospectus of Reserve Bancorp, Inc.


                                    Very Truly Yours,


                                    /s/FinPro, Inc.
                                    ---------------
                                    FinPro, Inc.



Liberty Corner, New Jersey
December 14, 2001